Via Facsimile and U.S. Mail
Mail Stop 6010

January 19, 2007

Mr. Keith E. Palmer
Executive Vice President of Finance, Chief Financial Officer
and Treasurer (Principal Accounting Officer)
American Bio Medica Corp
122 Smith Road
Kinderhook, NY 12106

Re: American Bio Medica Corp
Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 000-28666

Dear Mr. Palmer:

We have reviewed your December 28, 2006 response to our December 18, 2006 oral comments and have the following comment. Where indicated, we think you should revise your Form 10-KSB for December 31, 2005 and, as necessary, your subsequently filed Forms 10-QSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1
Notes to financial statements, page F-7
Note A – The Company and Its Significant Accounting Policies, page F-7
[13] Accounting for stock-based compensation:, page F-9

  1. Please refer to your response to our prior comment one. Your 2001 Plan states that an option agreement "may provide for expiration prior to the end of its term in the event of the termination of the Optionee's service." If optionees under your

2001 Plan and any of your other plans (assuming those other plans have a similar termination provision as the 2001 Plan) have terminated their service or would terminate their service in the future before their options became or would become fully exercisable absent the acceleration, please address the following:

a. Pursuant to paragraph 36 of FIN 44, please measure and tell us the intrinsic value of the options at the date of acceleration. For the reasons discussed in comment one in our November 9, 2006 letter, there would appear to be intrinsic value at the date of acceleration in excess of the amount measured at the original measurement date. If true, this excess should have been recognized as compensation cost.

b. Provide us with an estimate, as of the date of acceleration, of a)the number of options that would have expired unexercisable absent the acceleration and b)the amount of estimated compensation cost that should have been recognized upon the acceleration. In addition, please tell us how the estimated compensation cost should have been subsequently adjusted as more information became available about the number of options that would have expired unexercisable. Please refer to the example in paragraphs 159 and 160 of FIN 44.

If the above results in adjustments to the financial statements, please:

- file an Item 4.02 Form 8-K advising investors not to rely on your existing financial statements;
- restate the financial statements in your Form 10-KSB and, as necessary, in your subsequently filed Forms 10-QSB to reflect these additional costs and to properly classify the prepaid expenses discussed in your December 14, 2006 response to previous comment two and provide the restatement disclosures contemplated by paragraph 26 of FAS 154 and AU Section 561.06.a.

or tell us why the financial statements do not need to be restated.

*   *   *   *

As appropriate, please amend your Form 10-KSB for December 31, 2005 and, as necessary, your subsequently filed Forms 10-QSB and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comment and provides the requested information. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant